Exhibit 3.6

State of Maryland
Department of
Assessments and Taxation



Larry Hogan
Governor

Taxpayer Services

Michael L. Higgs
Director

Date: 10/13/2017

BALLARD SPAHR LLP
18TH FLOOR
300 E LOMBARD ST
BALTIMORE MD 21202-3219

THIS LETTER IS TO CONFIRM ACCEPTANCE OF THE FOLLOWING FILING:

ENTITY NAME	: HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.
DEPARTMENT ID	: D12900635
TYPE OF REQUEST	: CERTIFICATE OF CORRECTION
DATE FILED	: 10-13-2017
TIME FILED	: 03:35 PM
RECORDING FEE	: $25.00
EXPEDITED FEE	: $70.00
COPY FEE	: $25.00
POSTAGE FEE	: $5.00
FILING NUMBER	: 1000362010699033
CUSTOMER ID	: 0003590873
WORK ORDER NUMBER	: 0004807450

PLEASE VERIFY THE INFORMATION CONTAINED IN THIS LETTER. NOTIFY THIS DEPARTMENT
IN WRITING IF ANY INFORMATION IS INCORRECT. INCLUDE THE CUSTOMER ID AND THE WORK
ORDER NUMBER ON ANY INQUIRIES.

Charter Division
Baltimore Metro Area (410) 767-1350
Outside Metro Area (888) 246-5941

301 West Preston Street-Room 801-Baltimore, Maryland 21201-2395
Telephone (410)767-4950 / Toll free in Maryland (888)246-5941
MRS (Maryland Relay Service) (800)735-2258 TT/Voice
Website: www.dat.maryland.gov

0010863460

CACCPT

```
ENTITY TYPE:        ORDINARY BUSINESS - STOCK
STOCK:              Y
CLOSE:              N
EFFECTIVE DATE:     10-13-2017
PRINCIPAL OFFICE:   300 EAST LOMBARD STREET
                    BALTIMORE MD 21202
RESIDENT AGENT:     THE CORPORATION TRUST, INCORPORATED
                    2405 YORK ROAD
                    SUITE 201
                    LUTHERVILLE TIMONIUM MD 21093-2264
```

CERTIFICATE OF CORRECTION

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

Hartman Short Term Income Properties XX, Inc., a Maryland corporation (the "Company"), hereby certifies to the **State Department of Assessments and Taxation of Maryland** (the "Department") that:

FIRST: The title of the document being corrected is the Third Amended and Restated Articles of Incorporation of Hartman Short Term Income Properties XX, Inc. (the "Articles").

SECOND: The Company is the only party to the Articles.

THIRD: The Articles were filed with the Department on March 9, 2010.

FOURTH: The Articles contained typographical errors, errors of transcription or other errors and the Company desires to correct such errors by filing this Certificate of Correction.

FIFTH: The Articles implied but omitted to state in words the following, and the Articles are hereby corrected to state and include therein, immediately above the header "ARTICLE I" on the first page thereof, the following:

> "The Company (as defined below) desires to, and does, hereby amend and restate its charter as currently in effect, as set forth below. The provisions set forth below are all of the provisions of the charter currently in effect and as hereinafter amended. The amendment and restatement of the charter as hereinbelow set forth was advised by the Board of Directors and approved by the stockholders of the Company in the manner required by law."

SIXTH: When restating the charter of the Company pursuant to the Articles, the terms of the then issued and outstanding shares of "Series One--Preferred Stock", which had previously been classified pursuant to Articles Supplementary filed with the Department on October 26, 2009, were omitted in error. Accordingly:

(A) An error appears in the first sentence of Section 6.1 of the Articles which reads as follows:

> **Section 6.1. Authorized Shares.** The total number of shares of capital stock (the "Shares") which the Company has authority to issue is 950,000,000 shares of stock, consisting of 750,000,000 shares of Common Stock, $.001 par value per share ("COMMON STOCK"), and 200,000,000 shares of Preferred Stock, $.001 par value per share ("PREFERRED STOCK").

The first sentence of Section 6.1 of the Articles is hereby corrected to read as follows:

> **Section 6.1. Authorized Shares.** The total number of shares of capital stock (the "Shares") which the Company has authority to issue is 950,000,000 shares of stock, consisting of: 750,000,000 shares of common stock, $.001 par

value per share (referred to herein sometimes as "Common Stock"); and 200,000,000 shares of preferred stock, $.001 par value per share (referred to herein sometimes as "Preferred Stock"), of which 1,000 shares are classified and designated as "Series One--Preferred Stock" (referred to herein sometimes as "Convertible Stock"), which, subject to the provisions of these Articles of Incorporation, including Article VII hereof, shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption set forth on Exhibit A attached hereto, which is incorporated herein by reference and forms a part of these Articles of Incorporation.

The remainder of Section 6.1 of the Articles remains as is.

(B)   The Articles omitted Exhibit A intended to be attached thereto, in error. The Articles are hereby corrected by including as Exhibit A attached thereto, and by incorporating therein by reference and forming a part thereof, Exhibit A as attached to this Certificate of Correction.

SEVENTH: The Articles refer in error to "Common Shares" in the definitions of "Common Shares" and "Enterprise Value" appearing in Article I; in Section 5.2(c); in Section 5.6; in Section 6.2 (multiple occasions); in Section 7.5 (multiple places); in Section 13.2; and in Section 15.2 (multiple places).   The Articles are hereby corrected by inserting in lieu of "Common Shares" in each such place, the words "Common Stock" or where the context so requires (definition of "Enterprise Value" in Article I (multiple places); in Section 5.2(c); in the third sentence of Section 6.2 (two places); and the first appearance in the fourth sentence of Section 6.2) the words "share(s) of Common Stock".

EIGHTH: The Articles refer in error to "Preferred Shares" in the definition of "Preferred Shares" appearing in Article I; in Section 5.6; and in Section 6.3 (multiple places).   The Articles are hereby corrected by inserting in lieu of "Preferred Shares" in each such place, the words "Preferred Stock".

NINTH: The execution of the Articles was defective insofar as the Acknowledgement and Verification appearing on page 38 thereof purports to reflect the signature by Allen R. Hartman as president and sole voting stockholder of the then sole stockholder of the Company, acknowledging under penalty of perjury the Articles to be its free act and deed and that, to the best of its knowledge, information and belief, the matters and facts set forth therein are true in all material respects, and insofar as the Articles purport to have been executed by the Secretary of the Company, attesting to the approval by the Board of Directors.   The Acknowledgement and Verification appearing on page 38 is hereby corrected to read as follows:

"**IN WITNESS WHEREOF**, the Company has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and attested to by its Secretary, on this 5th day of March, 2010 and by executing these presents below, the undersigned President acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury."

And the signature blocks appearing under the Acknowledgement and Verification on page 38 is hereby corrected by deleting "Hartman XX Holdings, Inc." and inserting in lieu thereof "Hartman Short Term Income Properties XX, Inc." and by deleting the words "and sole voting shareholder" under the signature of Allen R. Hartman as President, and by deleting above the signature of the Secretary the words "APPROVAL BY THE BOARD OF DIRECTORS".

TENTH: The undersigned President of the Company acknowledges this Certificate of Correction to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned Secretary of the Company acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be signed in its name and on its behalf by the President of the Company and attested to by its Secretary on this $\underline{4^{TH}}$ day of October, 2017.

ATTEST: **HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.**

By: _____   By: _____
Name: Mark T. Torok   Name: Allen R. Hartman
Title: Secretary   Title: President

**Powers, Designations, Preferences and
Relative, Participating, Optional and Other Special Rights,
and the Qualifications, Limitations or Restrictions Thereof
of the Convertible Preferred Stock**

1. <u>Designation of Series</u>. The distinctive serial designation of this series of Preferred Stock shall be "Series One--Preferred Stock" (hereinafter called "Convertible Stock"). Each share of Convertible Stock shall be identical in all respects with the other shares of Convertible Stock.

2. <u>Number of Shares</u>. The number of shares of Convertible Stock shall initially be one thousand (1,000) Shares. Shares of Convertible Stock purchased or otherwise acquired by the Company (including shares surrendered for conversion) shall be canceled and thereupon restored to the status of authorized but unissued Preferred Stock undesignated as to series.

3. <u>Dividend Provisions</u>. The holders of shares of Convertible Stock shall not be entitled to receive dividends prior to conversion of the Convertible Stock into shares of Common Stock of the Company.

4. <u>Conversion Rights</u>. The Convertible Stock is convertible stock that will convert to shares of Common Stock if (1) the Company has made total distributions on then outstanding Common Stock equal to the "issue price" of those shares of Common Stock, i.e., the gross amount originally paid to the Company for those shares, plus a 6% cumulative, non-compounded, annual return on the issue price of those outstanding shares of Common Stock, (2) the Company lists its Common Stock for trading on a national securities exchange if the sum of prior distributions on then outstanding shares of the Company's Common Stock plus the aggregate market value of the Company's Common Stock (based on the 30-day average closing price) meets the same 6% performance threshold, or (3) the Company's advisory agreement with Hartman Advisors, LLC expires without renewal or is terminated (other than because of a material breach by Hartman Advisors, LLC), and at the time of such expiration or termination the Company is deemed to have met the foregoing 6% performance threshold based on its enterprise value and prior distributions and, at or subsequent to the expiration or termination, the stockholders of the Company's Common Stock actually realize such level of performance upon listing or through total distributions. This Series One--Preferred Stock will convert into shares of the Company's Common Stock with a value equal to 15% of the excess of the Company's enterprise value plus the aggregate value of distributions paid to date on then outstanding shares of the Company's Common Stock over the aggregate issue price of those outstanding shares of Common Stock plus a 6% cumulative, non-compounded, annual return on the issue price of those outstanding shares of Common Stock.

5. <u>No Impairment</u>. This Company will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Company, but will at all times in good faith assist in the carrying out of all the provisions

of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Convertible Stock against impairment.

6. <u>No Fractional Shares and Certificate as to Adjustments</u>. No fractional shares shall be issued upon the conversion of any share or shares of the Convertible Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Convertible Stock, the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

7. <u>Notices of Record Date</u>. In the event of any taking by this Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this Company shall mail to each holder of Convertible Stock, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

8. <u>Notices</u>. Any notice required by the provisions of this Section 8 to be given to the holders of shares of the Convertible Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of this Company.

9. <u>No Voting Rights</u>. No share of the Convertible Stock will have the right to vote on any matters coming before the Company's Shareholders, other than as provided in Section 10 below, at any time prior to conversion to Common Shares pursuant to Section 4.

10. <u>Protective Provisions</u>. Subject to the rights of Preferred Stock which may from time to time come into existence, so long as twenty five percent (25%) of the authorized number of shares of Convertible Stock is outstanding, this Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least fifty percent (50%) of the then outstanding shares of Convertible Stock, voting as a separate class, amend or waive any provision of the Company's Articles of Incorporation or Bylaws in a manner that materially and adversely changes the rights, preferences and privileges of the Convertible Stock relating to conversion rights.





CORPORATE CHARTER APPROVAL SHEET

** EXPEDITED SERVICE ** ** KEEP WITH DOCUMENT **

DOCUMENT CODE 17 BUSINESS CODE 03

D-12900635

Close ______ Stock X Nonstock ______

P.A. ______ Religious ______

Merging (Transferor) ______

Surviving (Transferee) ______

1000362010699033

ID # D12900635 ACK # 1000362010699033
PAGES: 0005
HARTMAN SHORT TERM INCOME PROPERTIES XX
, INC.

MAIL
BACK

10/13/2017 AT 03:35 P WO # 0004807450

New Name ______

		FEES REMITTED
	Base Fee:	25
	Org. & Cap. Fee:	
	Expedite Fee:	70
	Penalty:	
	State Recordation Tax:	
	State Transfer Tax:	
1	Certified Copies	
	Copy Fee:	25
	Certificates	
	Certificate of Status Fee:	
	Personal Property Filings:	
	Mail Processing Fee:	5
	Other:	
	TOTAL FEES:	125

Credit Card ______ Check X Cash ______

______ Documents on ______ Checks

Approved By: 13

Keyed By: ______

COMMENT(S):

______ Change of Name
______ Change of Principal Office
______ Change of Resident Agent
______ Change of Resident Agent Address
______ Resignation of Resident Agent
______ Designation of Resident Agent and Resident Agent's Address
______ Change of Business Code

______ Adoption of Assumed Name

______ Other Change(s)

Code 193

Attention: ______

Mail: Names and Address

BALLARD SPAHR LLP
18TH FLOOR
300 E LOMBARD ST
BALTIMORE MD 21202-3219

CERTIFIED COPY MADE

Stamp Work Order and Customer Number HERE

CUST ID:0003590873
WORK ORDER:0004807450
DATE:10-13-2017 03:35 PM
AMT. PAID:$125.00